UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR

	For Period Ended:	December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended :

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Synergy Pharmaceuticals, Inc.
Full Name of Registrant:

Former Name if Applicable:

420 Lexington Avenue, Suite 1609
Address of Principal Executive Office (Street and Number):

New York, New York 10170
City, State and Zip Code:

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company’s Annual Report on Form 10-K for the year ended December 31, 2008 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-K.  The Company’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
	Bernard F. Denoyer, Senior Vice President, Finance,	212-297-0020

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

On July 14, 2008, the Registrant acquired 100% of the common stock of Synergy Pharmaceuticals, Inc., a Delaware corporation incorporated on September 11, 1992, and its wholly-owned subsidiary, Synergy Advanced Pharmaceuticals, Inc., (collectively “Synergy-DE”), under the terms of an Exchange Agreement among the Registrant, Callisto Pharmaceuticals, Inc. (“Callisto’), Synergy-DE, and certain other holders of Synergy-DE common stock (“Exchange Transaction”).  On July 21, 2008, the Registrant amended its articles of incorporation to effect the actions necessary to complete the Exchange Transaction and changed its name to Synergy Pharmaceuticals, Inc. (“Synergy”).

The acquisition of Synergy-DE was treated as an asset acquisition, since Synergy-DE is a development stage company and does not have the necessary inputs and outputs to meet the definition of a business.  The results of operations of Synergy-DE will be included in the consolidated financial statements from July 14, 2008 to December 31, 2008.  As a result of the acquisition of Synergy-DE on July 14, 2008, the Registrant decided to discontinue its pet food business and is now exclusively focused on the development of drugs to treat gastrointestinal (“GI”) disorders and diseases. The Registrant acquired the GI drugs and related technology in connection with the Exchange Transaction.  Accordingly, amounts in the consolidated statements of operations and related notes for all historical periods have to be restated to reflect these operations as discontinued.

Net loss for the discontinued pet food business for the twelve months ended December 31, 2007 was $20,043 and estimated net loss from discontinued pet food operation for the period ended July 14, 2008 was $31,560. Losses from continuing GI drug development operation for the period July 14, 2008 to December 31, 2008 will be approximately $31,750,000, including approximately $28,156,500 of purchased in process research and development cost as a result of the acquisition.

Synergy Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2009	By:	/s/ Bernard Denoyer
Bernard F. Denoyer
Senior Vice President, Finance